

July 5, 2013

Via E-mail
Mr. Thomas C. Elliott
Chief Financial Officer
Resource America, Inc.
Navy Yard Corporate Center
One Crescent Drive, Suite 203
Philadelphia, PA 19112

     Re: Resource America, Inc.
               Form 10-K for the Fiscal Year Ended September 30, 2012
               Filed December 14, 2012
               File No. 000-04408

Dear Mr. Elliott:

We have read your supplemental response letter dated June 7, 2013, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2012

Note 9 - Variable Interest Entities, page 68

1. Please provide an analysis of the fees the company, its subsidiaries, and related parties have earned from RSO and RSO's subsidiaries each year since 2005 as a percentage of the following measures of RSO's performance in each corresponding period:

   - Net Income
   - FFO
   - AFFO
   - Adjusted net income as utilized to calculate the IMF (highlight significant adjustments to net income)

Please prepare the analysis in such a way that each individual fee type is presented separately, similar to the manner in which the fees were presented in your response letter dated June 7, 2013.

2.   Please describe in detail why you believe expected total gross CDO and CLO cash inflows through maturity is a more appropriate measure of RSO's economic performance than the measures identified in comment 1 above when evaluating the significance of the fees and other returns under ASC 810-10-55-37 and ASC 810-10-25-38A(b). In your response, please describe why you believe the gross CDO and CLO cash inflows are a better measure of economic performance of RSO when the economic benefits that inure to the interest holders of RSO are limited to a portion of the net cash flows of the CDOs and CLOs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Sonia Barros, Special Counsel, at (202) 551-3655 with any other questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant